UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 24, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to ________.

Commission file number: 1-5837

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MECHANICAL UNIONS SAVINGS TRUST

135 Morrissey Boulevard

P.O. Box 2378 Boston

MA 02107-2378

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE NEW YORK TIMES COMPANY

229 West 43rd Street

New York, NY 10036

The following financial statements are included in this Report:

Report of independent public accountants, including:

Statements of net assets available for plan benefits as of December 24, 2003 and December 24, 2002.

Statements of changes in net assets available for plan benefits for each of the years ended December 24, 2003, December 24, 2002 and December 24, 2001.

Notes to financial statements.

Schedule I - Supplemental schedule of investments as of December 24, 2003.

Signatures

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MECHANICAL UNIONS SAVINGS TRUST

	By	/s/ Richard Ford
Richard Ford
Administrative Trustee

Dated: June 16, 2004

MECHANICAL UNIONS SAVINGS TRUST

FINANCIAL STATEMENTS AS OF

DECEMBER 24, 2003

JAMES J. GARRITY

CERTIFIED PUBLIC ACCOUNTANT

P.O. BOX 448

733 NEPONSET STREET

NORWOOD, MASSACHUSETTS 02062

(781) 769-5522 • (FAX) 769-4061

INDEPENDENT AUDITOR’S REPORT

To the Administrative Trustees of the

Mechanical Unions Savings Trust:

We have audited the accompanying Statements of net assets available for plan benefits of the Mechanical Unions Savings Trust (the Plan) as of December 24, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 24, 2003, and the supplemental schedule of assets held for investment purposes at end of the year at December 24, 2003.  These financial statements and supplemental schedules are the responsibility of the Plan’s management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note C, which was certified by Putnam Fiduciary Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule.  We have been informed by the plan administrator that the trustee holds the Plan’s investment assets and executes investment transactions.  The plan administrator has obtained a certification from the trustee as of and for the year ended December 24, 2003 that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole.  The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ James J. Garrity, CPA

Norwood, Massachusetts
June 11, 2004

MECHANICAL UNIONS SAVINGS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 24,

	2003	2002

ASSETS:
Investments, at market value
Mutual Funds	$38,475,770	$31,480,749
Insurance Contract	—	550,359
Equity Securities	529,583	509,237

NET ASSETS AVAILABLE FOR
BENEFITS	$39,005,353	$32,540,345

The accompanying notes are an integral

part of these financial statements.

MECHANICAL UNIONS SAVINGS TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE

FOR PLAN BENEFITS

For the years ended December 24,

	2003	2002	2001
ADDITIONS TO NET ASSETS

Investment income
Net realized/unrealized gains (losses)	$5,854,672	$(4,257,534)	$(3,370,069)
Interest/dividend income	6,782	27,764	90,051

	5,861,454	(4,229,770)	(3,280,018)
Contributions
Employer	243,000	263,548	263,000
Participants	2,301,367	2,568,334	3,046,414
Rollovers	9,214	27,665	—

	2,553,581	2,859,547	3,309,414

Total Additions to Net Assets	8,415,035	(1,370,223)	29,396

DEDUCTIONS FROM NET ASSETS

Participants distributions	1,935,277	3,988,589	1,649,809
Contractual and professional fees	14,750	13,000	15,026

Total Deductions from Net Assets	1,950,027	4,001,589	1,664,835

Net Increase (decrease)	$6,465,008	$(5,371,812)	$(1,635,439)

NET ASSETS AVAILABLE FOR PLAN BENEFIT

Beginning of year	32,540,345	37,912,157	39,547,596

End of year	$39,005,353	$32,540,345	$37,912,157

The accompanying notes are an integral

part of these financial statements.

MECHANICAL UNIONS SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS

December 24, 2003

NOTE A - DESCRIPTION OF THE PLAN

The Mechanical Unions Savings Trust (the Plan) is a defined contribution plan established under the collective bargaining agreement between the Globe Newspaper Company, Wilson Tisdale Company (the Company) and nine Mechanical Unions.  The Plan became effective on January 1, 1989, was last amended December 12, 1998 and is available to all employees of the participating unions who meet the eligibility requirements.  It is intended that the Plan qualify under Section 401(k) of the Internal Revenue Code.

The pension committee, comprised of the plan trustees, serves as the plan administrator.  Three union representatives and three representatives of the Company make up the plan trustees.

The Plan’s assets are held by Putnam Investments at December 24, 2003 and 2002.

All expenses incurred in the administration of the Plan are paid by the participants.

Eligibility

To be eligible to participate in the Plan, an employee must be at least 21 years of age and a member of one of the nine Mechanical Unions participating in the Plan, and must have worked at least 1,000 hours during the previous 12-month period.

Contributions

Participants enter into a salary reduction agreement with the employer, subject to statutory limitations.  Employee contributions under the Plan are tax-deferred and are invested in the Plan in accordance with their investment elections.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charges with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

The Plan’s investments are stated at fair value as determined by quoted market prices except for its guaranteed investment contracts with Allmerica Financial which are stated at contract value.

Plan participants may direct the investment of their account balances in any of the following twelve investment options:

1.  Putnam OTC & Emerging Growth Fund

Seeks capital appreciation by investing mainly in stocks of small to midsize emerging growth companies traded on the over-the-counter market and on national exchanges.

2.  Janus Mid-Cap Growth Fund

Seeks long-term growth of capital.  The fund pursues its objective by investing primarily in common stocks selected for their growth potential and normally invests at least 50% of its equity assets in midsize companies.

3.  MSIF Small Cap Value Fund

Seeks above-average total return over a market cycle of three to five years by investing primarily in common stocks and other equity securities with equity capitalizations in the range of companies included in the Russell 2000 Index.

4.  Putnam International Growth Fund

Seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.

5.  Putnam Investors Fund

Seeks long-term growth of capital by investing mainly in blue-chip stocks – those large, well-established  companies – selected from a broad range of industries.  The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

6.  T. Rowe Price Mid-Cap Value Fund

Seeks long-term growth of capital by investing primarily in the common stocks of midsize companies believed to be undervalued.  The fund’s focus on mid-cap companies makes it potentially less risky than funds investing in faster growing small company stocks, but more risky than large company stock funds.  However, the value approach to stock selection may help reduce overall volatility.  The fund is intended for long-term investors who can accept the price fluctuations inherent in common stock investing.

7. Putnam S&P 500 Index Fund

Seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

8. The Putnam Fund for Growth and Income

Seeks capital growth and current income by investing mainly in attractively priced stocks of mature companies that offer long-term growth potential while also providing income.

9. Putnam Asset Allocation: Balanced Portfolio

Seeks total return.  The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth.  The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.

10. PIMCO Total Return Fund

Seeks maximum total return that is consistent with preservation of capital and prudent investment management.  The fund invests in a diversified portfolio of fixed-income instruments with an average duration that varies between three and six years.

11. MUST Stable Value Fund

Seeks stability of principal by investing mainly in investment contracts or similar investments issued by insurance companies, banks, and similar financial institutions. To provide liquidity, a portion of the fund’s assets is invested in high-quality money market instruments.

12. New York Times Stock

Under this option, your account seeks capital appreciation by investing in common stock of the New York Times.  This investment account accepted no new contributions after October 1, 1993.

Vesting

Participants are 100% vested in their contributions and any earnings on their investment account balances.

In-Service Withdrawals

A participant may withdraw his contributions prior to age 59-1/2 solely in the event of financial hardship.  Determinations of financial hardship shall be made by the plan administrator based on the criteria listed in the plan agreement (conforming with Internal Revenue Service regulations). If a hardship withdrawal is taken the participant will be suspended from making salary savings contributions to this or any other plan maintained by his employer for one year.  After age 59½, even if still employed, a participant may request a withdrawal for any reason.  Contributions to the plan are not required to be suspended in this situation.

Termination of Employment

If a participant terminates employment due to death, disability or retirement (as defined in the plan agreement), the account becomes 100% distributable. Distribution is made in a lump-sum payment equal to the value of the participant’s account.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES

Classification Change

A participant may transfer his account balance to another plan sponsored by the Company if, upon a job classification change, the participant is no longer an eligible employee of the plan.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  All investments are stated at market value or cost plus carrying value (contract value) for the Guaranteed Investment Account.  Contract value at December 24, 2003 and 2002 approximates market value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

NOTE C – INFORMATION CERTIFIED BY PUTNAM FIDUCIARY TRUST COMPANY

The Company has elected the method of annual reporting compliance permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Accordingly, Putnam Fiduciary Trust Company has certified the following information included in the accompanying financial statements and supplemental schedules as complete and accurate as of December 24, 2003 and 2002 and for the years then ended.

	2003		2002

Investments at Fair Value
Janus Mid Cap Growth Fund	$664,100		$361,611
Pimco Total Return Fund	2,318,613	*	2,245,664	*
T Rowe Price Mid Cap Fund	1,901,304	*	901,521
MFIS Small Cap Fund	440,251		190,150
Putnam Asset Allocation Balance Fund	1,783,884	*	1,510,365
Putnam OTC Emerging Growth Fund	1,406,190		836,534
Putnam International Growth Fund	1,146,357		876,365
Putnam Investment Fund	3,501,192	*	2,863,280	*
Putnam Fund for Growth & Income	10,035,835	*	8,200,421	*
Putnam Stable Value Fund	9,387,471	*	9,288,286	*
Putnam S&P 500 Index Fund	5,890,574	*	4,206,552	*
First Allmerica Financial Life	—		550,359
New York Times Stock	529,582		509,237

	$39,005,353		$32,540,345

*  Investment represents 5% or more of the Plan’s net assets.

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002

Mutual funds	$5,839,836	$(4,283,540)
Equity securities	14,836	26,006

	$5,854,672	$(4,257,534)

During 2003 and 2002, the Plan earned dividend and interest income as follows:

	2003	2002

Dividend income	$6,386	$6,308
Interest income	396	21,456

	$6,782	$27,764

NOTE D – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE E – TAX STATUS

The Plan obtained its latest determination letter on January 8, 1993, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, and is, therefore, exempt from federal income taxes.

NOTE F – EMPLOYER CONTRIBUTION

Beginning in fiscal year 1997 the employer has agreed to make annual minimum contributions per participant to all participants eligible at the commencement of each plan fiscal years.  Contributions in the amount of $243,000 and $263,548 were made for the 2003 and 2002 plan years respectively.

MECHANICAL UNION SAVINGS TRUST	SCHEDULE I
04-3034520
SCHEDULE H, PART IV LINE 4(i)	PN 006
SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 24, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Janus Funds	Janus Mid Cap Growth Fund 32,269 shs	**	$664,100
	PIMCO Funds	Pimco Total Return Fund 216,288 shs	**	2,318,613
	T Rowe Price	T Rowe Price Mid Cap Fund 94,875 shs	**	1,901,304
	MFIS Funds	MSIF Funds 21,496 shs	**	440,251
*	Putnam Investments	Putnam Asset Allocation Balanced Portfolio 182,401 shs	**	1,783,884
*	Putnam Investments	Putnam OTC&Emerging Growth Fund 203,795 shs	**	1,406,190
*	Putnam Investments	Putnam Int’l Growth Fund 56,332 shs	**	1,146,357
*	Putnam Investments	Putnam Investors Fund 314,290 shs	**	3,501,192
*	Putnam Investments	Putnam Fund for Growth & Income 575,449 shs	**	10,035,835
*	Putnam Investments Putnam Stable Value Fund	Common Collective Trust 9,387,470 shs	**	9,387,471
*	Putnam Investments	Putnam S&P 500 Index Fund 215,613 shs	**	5,890,574
*	New York Times	Common Stock 11,325 shs	**	529,582
	TOTAL		**	$39,005,353

*	Parties in interest
**	Cost information is omitted for participant directed transactions under an individual account plan.

The accompanying notes are an integral

part of these financial statements.